Exhibit 99.1

Kingsoft Cloud Announces Proposed Dual Primary Listing on Hong Kong Stock Exchange

BEIJING, China, December 23, 2022 -- Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced the proposed dual primary listing of its ordinary shares, par value US$0.001 per share (the “Shares”) by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”). The Company’s American Depositary Shares (the "ADSs"), each representing 15 Shares, will continue to be primarily listed and traded on The NASDAQ Global Select Market (the “NASDAQ”).

The Company received a letter of in-principle approval of its listing application from the SEHK on December 22, 2022 (Beijing/Hong Kong Time) for the dual primary listing of the Shares on the Main Board of the SEHK. The listing document relating to the proposed dual primary listing of the Shares by way of introduction on the Main Board of the SEHK (the “Listing Document”) was published on the website of the SEHK on December 23, 2022 (Beijing/Hong Kong Time). Subject to final listing approval from the SEHK, the Shares are expected to commence trading on the Main Board of the SEHK on December 30, 2022 (Beijing/Hong Kong Time) under the stock code “3896”. The Shares will be traded in board lots of 2,000 Shares. Upon listing on the Main Board of the SEHK, the Shares listed on the Main Board of the SEHK will be fully fungible with the ADSs listed on the NASDAQ.

With respect to the proposed dual primary listing on the Main Board of the SEHK, J.P. Morgan Securities (Far East) Limited, UBS Securities Hong Kong Limited and China International Capital Corporation Hong Kong Securities Limited are acting as joint sponsors. In addition, J.P. Morgan Broking (Hong Kong) Limited will be acting as the designated securities dealer and China International Capital Corporation Hong Kong Securities Limited will be acting as the alternate designated securities dealer to carry out liquidity and other trading arrangements in good faith and on arm's length terms, with a view to contributing towards liquidity to meet demand for the Company's Shares in Hong Kong and to maintain an orderly market for a period of 90 calendar days, commencing from 9:00 a.m. on December 30, 2022 (Beijing/Hong Kong Time).

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Company has arranged with its principal share registrar in the Cayman Islands and the Hong Kong Share Registrar for the transfer of a portion of its Shares (which includes Shares underlying its ADSs) from its Cayman Islands share register to its Hong Kong share register at no additional cost to Shareholders prior to the dual primary listing of the Shares by way of introduction on the Main Board of the SEHK. Please refer to the section headed "Listing, Registration, Dealings and Settlement" of the Listing Document for further details.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Kingsoft Cloud’s strategic and operational plans contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to other parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud's future business development, financial condition and results of operations; Kingsoft Cloud's business strategies and plans to carry out these strategies; future developments, trends and conditions in the industry and markets in which Kingsoft Cloud operates or into which Kingsoft Cloud intends to expand; Kingsoft Cloud's ability to identify and satisfy user demands and preferences; Kingsoft Cloud's ability to maintain good relationships with its customers and other business partners; general economic, political and business conditions in the industries and markets in which Kingsoft Cloud operates; any changes in the laws, rules and regulations of the central and local governments in China and other relevant jurisdictions and the rules, regulations and policies of the relevant governmental authorities relating to all aspects of Kingsoft Cloud's business and business plans; the actions and developments of Kingsoft Cloud's competitors; and China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com